UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 14F-1
_____________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

CHINA EVERHEALTH CORPORATION
(Exact name of registrant as specified in its corporate charter)

000-53888
(Commission File No.)

British Virgin Islands
(State of Incorporation)	(IRS Employer Identification No.)

c/o Codan Trust Company (B.V.I.) Ltd.
P.O. Box 3140, Romasco Place, Wickhmans Cay 1
Road Town, Tortola
British Virgin Islands VG1110
 (Address of Principal Executive Offices)
 _______________

86-13811158605
(Registrant Telephone number)

____________________________________________________________________________

     NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
___________________________________________________________________________

China Everhealth Corporation
c/o Codan Trust Company (B.V.I.) Ltd.
P.O. Box 3140, Romasco Place, Wickhmans Cay 1
Road Town, Tortola
British Virgin Islands VG1110

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about November 24, 2010 to the holders of record at the close of business on November 24, 2010 (the “Record Date”) of the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Everhealth Corporation, a British Virgin Islands corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a Share Purchase Agreement (the “Purchase Agreement”), dated November 24, 2010, among the Company, the existing shareholders of the Company (the “Shareholders”), and the accredited investor signatory thereto (the “Purchaser”). The transactions contemplated by the Purchase Agreement were consummated on November 24, 2010 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to China Everhealth Corporation

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the Purchase Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 10.1 to a current report on Form 8-K that was filed on November 24, 2010.

On the Record Date, 100,000 Ordinary Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On November 24, 2010, the Company entered into and closed the Purchase Agreement among the Company, the Shareholders and the Purchaser, pursuant to which, the Shareholders sold an aggregate of 100,000 shares of the Company’s Ordinary Shares, par value $0.0001 held by them to the Purchaser, for an aggregate purchase price of $50,000.  As a result of the closing of the Purchase Agreement, the Purchaser under the Purchase Agreement now holds 100% of the Company’s outstanding capital stock resulting in a change in control of the Company.

In connection with the closing of the Purchase Agreement, Mr. Richard I. Anslow resigned from all offices of the Company held by him, effective immediately, and from his position as the Company’s sole director, effective upon the tenth day following the Company’s mailing of an Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which is expected to occur on or about November 24, 2010.  On the same day, Mr. Ye Wang was appointed as the Company’s Chief Executive Officer and Chief Financial Officer effective immediately, and as its sole director, effective as of the Effective Date.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of our knowledge, none of the incoming officer and director or existing director of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Ordinary Shares immediately before and after the closing of the transactions contemplated by the Purchase Agreement by (i) each person who is known by us to beneficially own more than 5% of our Ordinary Shares; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company c/o Codan Trust, Company (B.V.I.) Ltd., P.O. Box 3140, Romasco Place, Wickhmans Cay 1, Road Town, Tortola, British Virgin Islands VG1110.

Name and Address of Beneficial Owner	Before Closing of the Purchase Agreement		After Closing of the Purchase Agreement
	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Ye Wang	0	*	100,000	100%
Richard I. Anslow 195 Route 9 South, Suite 204 Manalapan, NJ 07726	60,000	60%	0	*
All officers and directors as a group (2 persons named above)	60,000	60%	100,000	100%
5% Security Holders
Ye Wang	0	*	100,000	100%
Richard I. Anslow	60,000	60%	0	*
Gregg E. Jaclin 195 Route 9 South, Suite 204, Manalapan, NJ 07726	40,000	40%	0	*
* Less than 1%

(1)
Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Ordinary Shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)
Based on 100,000 Ordinary Shares issued and outstanding before the closing of the transactions contemplated by the Purchase Agreement (as of the Record Date) and 100,000 Ordinary Shares issued and outstanding after the closing of the transactions contemplated by the Purchase Agreement (as of the Closing Date).

Changes in Control

We do not currently have any arrangements which if consummated may result in a change of control of our Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Purchase Agreement, our Board of Directors consisted of one member, Mr. Richard I. Anslow, who was elected to serve until his successor is duly elected and qualified. Mr. Anslow has submitted a letter of resignation, effective as of the Effective Date and Mr. Ye Wang has been appointed as the sole director of the Company, as of the Effective Date.  On the Closing Date, our Board of Directors also appointed Mr. Wang to serve as the Company’s Chief Executive Officer, Chief Financial Officer and Secretary.

Mr. Ye Wang, age 26, was appointed as the Company's Chief Executive Officer and  Chief Financial Officer effective as of  November 24, 2010, and as the Company's sole director, effective upon the tenth day following the Company’s mailing of an Information Statement on Schedule 14f-1 to its shareholders. Mr. Wang has also served since October 2009 as a director of Everhealth International Limited (“Everhealth Limited”), a PRC-based manufacturer and distributor of health foods.  Prior to joining the Company, Mr. Wang served from October 2008 to June 2009, as a Contract Manager with the American Certification Institute, a U.S. based professional certification institute. Mr. Wang holds a degree of Bachelor of Arts in Finance and Corporate Management from the University of York, UK.

The Company intends to merge with and into Everhealth Limited. However there is no definitive written agreement at this time, although the parties are still negotiating the terms and conditions of the transaction that might result in a definitive agreement. Should the Company and Everhealth Limited enter into a definitive agreement and consummate the proposed transaction, there will be a change in control of the Company.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.  Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since our incorporation on January 29, 2010, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

•
On November 24, 2010, the Company entered into and closed the Purchase Agreement among the Company, the Shareholders and the Purchaser, pursuant to which, the Shareholders sold an aggregate of 100,000 Ordinary Shares of the Company, par value $0.0001 held by them to the Purchaser for an aggregate purchase price of $50,000.

•
On January 29, 2010, prior to the Company’s conversion from Nevada and continuation to the British Virgin Islands (the “Redomestication”), the Company issued 40,000 shares of common stock at the time to Gregg E. Jaclin for founder services rendered to us.  Mr. Jaclin’s shares were converted into 40,000 ordinary shares in connection with the Redomestication.

•
On January 29, 2010, prior to the Redomestication, the Company issued 60,000 shares of common stock at the time to Richard I. Anslow for founder services rendered to us.  Mr. Anslow’s shares were converted into 60,000 ordinary shares in connection with the Redomestication.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities.  Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Since our Company became a public reporting company in April 2010 our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended January 31, 2010, our Board of Directors did not meet.  We did not hold an annual meeting in the fiscal year ended January 31, 2010.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee.  However, the our new management plans to form an audit, compensation and nominating committee in the near future.  We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls.  We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.  The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  Until these committees are established, these decisions will continue to be made by our Board of Directors.  Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process.  The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers.  There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors.  Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time.  As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure.  This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, our Chief Executive Officer is also our Chairman. The Board of Directors believes that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for the Company. In making this determination, the Board of Directors considered, among other matters, Mr. Ye Wang’s experience in business development and felt that his experience, knowledge, and personality allowed him to serve ably as both Chairman and Chief Executive Officer. Among the benefits of a combined Chief Executive Officer/Chairman considered by the Board of Directors is that such structure promotes clearer leadership and direction for our Company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company.  Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process.  The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks.  These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Ordinary Shares.  However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table — Calendar Years Ended December 31, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.  No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Total ($)
Richard I. Anslow (1)	2009	0	0
	2008	0	0

(1)
Mr. Anslow resigned as the Company’s Chief Executive Officer and Chief Financial Officer on November 22, 2010 in connection with the change of control resulting from the closing of the Purchase Agreement. Mr. Anslow did not receive any compensation from the Company during his tenure as President.

Employment Agreements

We do not have any employment agreements with any of our current officers and directors and we currently do not provide any benefits to our officers at this time.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended January 31, 2010, other than the 60,000 and 40,000 shares, issued to Richard I. Anslow and Gregg E. Jaclin, respectively, on January 29, 2010, for founder services.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the 2009 fiscal year.  Pursuant to the requirements of the Securities Exchange Act of 1934, China Everhealth Corporation has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 24, 2010

CHINA EVERHEALTH CORPORATION

By: /s/ Ye Wang
Ye Wang
Chief Executive Officer